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                              October 15, 2020

       Xinyu Jiang
       Chief Financial Officer
       Dynamic Shares Trust
       401 W. Superior St., Suite 300
       Chicago, IL 60654

                                                        Re: Dynamic Shares
Trust
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed on October
14, 2020
                                                            File No. 333-238098

       Dear Mr. Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. Please identify the initial authorized participant on the cover page or tell us when you intend to do so.
   2. You state here that the initial authorized participant will make purchases of initial
                                                        Creation Units of
100,000 Shares of the Fund at an initial price per Share of $20.00, equal to $1,000,000 per
Creation Unit. You also state on page 9 that the initial authorized participant is expected
to purchase the initial Creation Units of 100,000 Shares of the
                                                        Fund, equal to
$1,000,000 per Creation Unit, at an initial offering price per Share of $20 for the Fund and each
Creation Unit, which is expected to consist of a block of 50,000
                                                        Shares of the Fund.
Please reconcile your disclosure here and throughout to clarify the
 Xinyu Jiang
FirstName LastNameXinyu Jiang
Dynamic Shares  Trust
Comapany
October 15,NameDynamic
            2020       Shares Trust
October
Page 2 15, 2020 Page 2
FirstName LastName
         number shares and dollar value that constitute each Creation Unit.
3. Please clearly describe the securities you are offering and the objective of the Fund. For example, please clarify on the cover page that the Fund will seek to meet its investment objective by holding a portfolio of short positions in VIX futures contracts with a notional exposure between 0 and -0.5.
Summary, page 1

4. Please add a new subsection to the Summary in which you describe in greater detail the investment objective of the Fund and how you intend your proprietary algothorim to operate in order to achieve this objective. In your discussion, please provide a clear and complete discussion of what you mean when you refer to providing better risk management than passively managed short VIX short-term futures ETFs as your investment objective. Please also explain more clearly how your algorithm seeks to optimize VIX Futures Contracts trading risks and returns. Clarify what specific trading risks you intend your algorithm to account for and how you expect that will impact returns.
5. Please also add a chart or table to this new subsection in order to provide a visual illustration of how the algorithm will impact your notional exposure in rising and falling markets for VIX Futures Contracts. Please also address in your disclosure the extent to which the recalibration of your notional exposure during periods in which markets for
         VIX Futures Contracts are consistently falling will decrease the Fund's returns as compared to a situation in which no recalibration had taken place. Please also address the analogous issue when markets for VIX Futures Contracts are consistently rising.
6. Please include a brief explanation of the purpose of the stress mode feature and how you intend it to operate. In doing so, please clarify that stress mode recalibration commences after an increase in volatility, and therefore may not protect against losses incurred as a result of a significant one day volatility event. As appropriate, please include risk factor disclosure addressing this risk.
Overview, page 2

7. Please revise the Overview to disclose, consistent with the first risk factor on page 18, that the Sponsor has no experience operating commodity pools and the management lack experience in managing a sponsor, trust or fund and, as a result, the operation and performance of the Sponsor, the Trust and the Fund may be adversely affected by this lack of experience.
8. Please reconcile your disclosure that you will roll the nearest month VIX Futures Contract to the next month on a daily basis with your disclosure that you must periodically migrate your VIX Futures Contracts nearing expiration into VIX Futures Contracts with later expirations and your disclosure that movements of the VIX Futures Contracts during the
         day will affect whether the Fund   s portfolio needs to be
repositioned.
 Xinyu Jiang
FirstName LastNameXinyu Jiang
Dynamic Shares  Trust
Comapany
October 15,NameDynamic
            2020       Shares Trust
October
Page 3 15, 2020 Page 3
FirstName LastName
Investment Objectives, page 7

9.       Please explain what you mean by the VIX Index    historical average
and whether there
         are circumstances in which the Fund   s notional exposure would be the
same as that of a
         traditional short VIX short-term futures ETF. In doing so, please discuss your expectations regarding how much you expect the notional exposure to fluctuate and how often you expect it will remain at or around -0.5.
Risk Factors, page 14

10. A number of your risk factors do little more than restate the caption. Please revise.
11. Please explain the statement in the first risk factor on page 14 that the Sponsor
            continuously evaluates the Fund   s holdings, purchases and sales
with a view to achieving
         the Fund   s investment objective    or revise to be consistent with
how you describe changes
         to the portfolio based on your algorithm rather than continuous judgements by the
         Sponsor.
12. The disclosure in the second risk factor on page 14 that the Fund is not actively managed by traditional methods, meaning that it does not effect changes in the composition of a portfolio on the basis of judgments relating to economic, financial and market considerations, appears to be inconsistent with the disclosure elsewhere that the Fund is actively managed and seeks to provide better risk management than passively managed
         Funds. Please revise the risk factor disclosure accordingly.
During recent market volatility in the first quarter of 2020, page 19

13. Please explain why the Fund would not have held any positions from February 26, 2020 to
         March 20, 2020. Please also add a risk factor that addresses periods of extreme market stability and how the Fund would perform as compared to traditional short VIX short-term futures ETF.
The NAV may not always correspond to market price, page 20

14.      Please tell us whether there are any reasons other than    supply and
demand forces    and
         noncurrent trading hours which could cause NAV per Share not to correspond to market price per share. Please also explain or provide a cross-reference to the definition
         of    indicative optimized portfolio value.
Shareholders do not have the protections associated with ownership of shares, page 22

15. Please expand this risk factor to more fully describe the 1940 Act protections that are not available to Fund investors. Explain the activities the Fund can engage in that would be prohibited under the 1940 Act and disclose whether the Fund expects to engage in any of these activities. Provide similar disclosure with respect to the Fund s governance structure. Ensure that all material differences between a 1940 Act regulated fund and the
         Fund are disclosed.
 Xinyu Jiang
Dynamic Shares Trust
October 15, 2020
Page 4
Related Party Transactions, page 53

16. Please disclose the compensation the Sponsor is entitled to receive from the Fund. This information is not contained in the section you currently cross-reference. If compensation payable to the Sponsor is limited to the 1.85% management fee, please revise your disclosure to clarify.
Reports to Shareholders, page 54

17.      The URL you disclose as the Sponsor   s website is not active and
appears to be for sale.
         Please explain.
        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Justin Dobbie at (202) 551-3469 with any other questions.



FirstName LastNameXinyu Jiang                                 Sincerely,
Comapany NameDynamic Shares Trust
                                                              Division of
Corporation Finance
October 15, 2020 Page 4                                       Office of Finance
FirstName LastName